UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File Number 000-26086
NOTIFICATION OF LATE FILING
(Check one):    ☐ Form 10-K           ☐ Form 20-F           ☐ Form 11-K           ☒ Form 10-Q           ☐ Form N-SAR           ☐ Form N-CSR
For Period Ended:      September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________
PART I — REGISTRANT INFORMATION
ANIMAS CORPORATION

Full name of registrant

Former name if applicable
200 Lawrence Drive

Address of principal executive office (Street and number)
West Chester, Pennsylvania 19380

City, state and zip code

PART II — RULE 12B-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Shortly before the filing deadline for the Registrants Quarterly Report on Form 10-Q for the period ended September 30, 2005, the Registrant’s management received an anonymous letter referencing certain potential issues regarding a non-executive employee and the Registrant’s receipt of payments from certain commercial payors. The Registrant’s management immediately notified the Registrant’s Audit Committee and the Registrant’s independent public accountants of the contents of the letter, and the Registrant’s Audit Committee is conducting an investigation.
Because the letter was received shortly before the filing deadline for the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2005, the Registrant’s Audit Committee’s investigation could not be completed prior to the filing deadline. Although the investigation continues, to date, the Registrant has not identified any information that would result in a change in the previously announced financial results for the quarter ended September 30, 2005 or for any earlier periods.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Richard Baron	610	644-8990

(Name)	(area code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

As disclosed in the Registrant’s Current Report on Form 8-K filed on July 26, 2005, the Registrant will report an increase in its net income for the three and six months ended June 30, 2005, as compared to the corresponding period for 2004. For the three and six months ended June 30, 2005, the Registrant’s net income increased to $5.6 million and $11.2 million, respectively, from the $4.5 million and $8.3 million earned in the same periods in 2004. Earnings per share on a diluted basis increased to $0.51 and $1.02 for the three and six months ended June 30, 2005, compared to $0.41 and $0.77 for the same periods in 2004.

ANIMAS CORPORATION

(Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2005	By:	/s/ Richard Baron
			Name:	Richard Baron
			Title:	Vice President, Finance and Chief Financial Officer